1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC August 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – Sept. 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for August 2015: On a consolidated basis, revenues for August 2015 were approximately NT$67.04 billion, a decrease of 17.2 percent from July 2015 and a decline of 3.2 percent versus August 2014. Revenues for January through August 2015 totaled NT$575.47 billion, an increase of 23.6 percent compared to the same period in 2014.

TSMC August Revenue Report (Consolidated):

(Unit: NT$ million)
Period	August 2015	July 2015	M-o-M Increase (Decrease) %	August 2014	Y-o-Y Increase (Decrease) %	January to August 2015	January to August 2014	Y-o-Y Increase (Decrease) %
Net Revenues	67,038	80,953	(17.2)	69,279	(3.2)	575,465	465,439	23.6

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2015.

1.	Sales volume (in NT$ thousands)

	Period	Items	2015	2014
	August	Net sales	67,038,016	69,278,551
	Jan.-Aug.	Net sales	575,464,722	465,439,077

2.	Funds lent to other parties (in NT$ thousands)

				Amount Drawn
	Lending Company	Limit of lending		Bal. as of period end
	TSMC Partners*	49,983,148		5,229,280

	* The borrower is TSMC Solar.

3.	Endorsements and guarantees (in NT$ thousands) :

				Amount
	Guarantor	Limit of guarantee		Bal. as of period end
	TSMC*	266,645,095		51,422,768

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	47,403,471	—
	Mark to Market Profit/Loss	(999,693)	—
	Unrealized Profit/Loss	(919,820)	262,571
Expired Contracts	Notional Amount	384,867,746	62,155,950
	Realized Profit/Loss	(548,997)	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	5,610,379	—
	Mark to Market Profit/Loss	(11,933)	—
	Unrealized Profit/Loss	(26,541)	—
Expired Contracts	Notional Amount	42,506,368	—
	Realized Profit/Loss	4,734	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,948,684	3,197,310
	Mark to Market Profit/Loss	(8,942)	1,968
	Unrealized Profit/Loss	(20,277)	(19,924)
Expired Contracts	Notional Amount	12,131,869	22,358,978
	Realized Profit/Loss	59,389	1,766
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,202,787	—
	Mark to Market Profit/Loss	122,907	—
	Unrealized Profit/Loss	16,256,110	—
Expired Contracts	Notional Amount	48,545,294	—
	Realized Profit/Loss	(15,941,132)	—
Equity price linked product (Y/N)		Y	—